NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES ACQUISITION OF SHARES OF PROFOUND ENERGY INC.

Calgary, Alberta – June 18, 2009 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") announces that it has today purchased on the TSX 1,500 common shares (the "Acquired Shares") of Profound Energy Inc. ("Profound").  The highest price per share paid for the Acquired Shares was $1.75.  On April 24, 2009, 1463072 Alberta Ltd., an indirect wholly-owned subsidiary of PET, mailed a take-over bid circular and offer to shareholders of Profound (the "Offer").  On June 17, 2009 PET announced that it had varied the terms of the Offer by amending the minimum tender condition set out at subsection (a) of Section 4 of the Offer entitled, "Conditions of the Offer" from 66 2/3% of the Profound common shares (the "Common Shares") outstanding on a fully diluted basis to 50.1% of Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Profound special warrants held by PET (the "Special Warrants")), other than any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants.  The expiry time of the Offer will be 8:00 a.m. (Calgary time) on June 30, 2009. A notice of variation and extension has been mailed to Profound shareholders.

During the currency of the Offer, PET has purchased on the TSX an aggregate of 1,856,400 Common Shares at an average price of $1.6452 per Common Share.  After giving effect to the purchase of the Acquired Shares, PET and its subsidiaries own 1,856,400 Common Shares and 9,224,310 Special Warrants.  Each Special Warrant is convertible into one Common Share, subject to adjustment.  Conversion of the Special Warrants is automatic in certain events and otherwise at the option of PET.  The Special Warrants are redeemable by PET and Profound at their subscription price in certain circumstances. PET has purchased 5 percent of the Common Shares that were outstanding at the date of the Offer. PET will not be making further purchases of Common Shares through the facilities of the Toronto Stock Exchange as the Trust has now purchased the maximum percentage permitted by applicable securities legislation.

This news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities.  PET has filed a take-over bid circular and offer with Canadian securities regulatory authorities and Profound has filed a directors' circular with respect to the Offer, recommending that shareholders tender their Common Shares to the Offer.

Shareholders of Profound and other investors are urged to read the take-over bid circular and the related directors' circular.  These documents, as well as any amendments and supplements to them and any other relevant document filed or to be filed with Canadian securities regulatory authorities contain important information.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender common shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

Webcast

PET will be hosting a webcast of our Annual General Meeting at 3:00 p.m., Mountain Time, Thursday June 18, 2009. To participate in the live webcast please visit: www.paramountenergy.com or

http://w.on24.com/r.htm?e=150915&s=1&k=86C37661CFEA69457F78C6FB71892F59.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. Paramount's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Kingsdale Shareholder Services Inc.

1-888-518-6554 (Toll Free)

Outside North America, Banks and Brokers Call Collect: 416-867-2272

416 867-2271 (Fax)

1-866-545-5580 (Fax – Toll Free)

– or –

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

403 269-4400

403 269-4444 (Fax)

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor